DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK
The following description of Halliburton’s common stock, preferred stock, certificate of incorporation and by-laws is a summary only and is subject to the complete text of Halliburton’s certificate of incorporation and by-laws. You should read Halliburton’s certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below. This section also summarizes relevant provisions of the Delaware General Corporation Law (“DGCL”). The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.
Halliburton authorized capital stock consists of 2,000,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, without par value.
Common Stock
The holders of Halliburton common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.
Halliburton’s common stock carries no preemptive or other subscription rights to purchase shares of Halliburton common stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of Halliburton common stock will be entitled to receive such dividends as may from time to time be declared by the Halliburton Board out of funds legally available for the payment of dividends. If Halliburton issues preferred stock in the future, payment of dividends to holders of Halliburton common stock may be subject to the rights of holders of Halliburton preferred stock with respect to payment of preferential dividends, if any.
If Halliburton is liquidated, dissolved or wound up, the holders of Halliburton common stock will share pro rata in Halliburton’s assets after satisfaction of all of its liabilities and the prior rights of any outstanding class of preferred stock.
Halliburton common stock is listed on the New York Stock Exchange under the symbol “HAL.” Any additional common stock that Halliburton will issue will also be listed on the New York Stock Exchange.
Preferred Stock
The Halliburton Board has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The Halliburton Board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights, including pursuant to a sinking fund;

•	our purchase obligations, including pursuant to a sinking fund; and

•	liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Halliburton common stock. It also could affect the likelihood that holders of Halliburton common stock will receive dividend payments and payments upon liquidation. Shares of preferred stock may be offered either separately or represented by depositary shares.
Anti-Takeover Provisions
Some provisions of Delaware law, Halliburton’s certificate of incorporation and by-laws summarized below could make certain change of control transactions more difficult, including acquisitions of Halliburton by means of a tender offer, proxy contest or otherwise, as well as removal of Halliburton’s incumbent directors. These provisions may have the effect of preventing changes in Halliburton’s management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.
Business Combinations Under Delaware Law
Halliburton is a Delaware corporation and is subject to Section 203 of the DGCL. Generally, Section 203 prevents (i) a person who owns 15% or more of Halliburton’s outstanding voting stock (an “interested stockholder”), (ii) an affiliate or associate of Halliburton who was also an interested stockholder at any time within three years immediately prior to the date of determination and (iii) the affiliates and associates of any such persons from engaging in any business combination with Halliburton, including mergers or consolidations or acquisitions of additional shares, for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•
before the person became an interested stockholder, the Halliburton Board approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•
upon consummation of the transaction that had resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Halliburton voting stock that was outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by both the Halliburton Board and the holders of at least two-thirds of Halliburton outstanding voting stock that is not owned by the interested stockholder.

Number and Election of Directors
Halliburton’s by-laws provide that the number of directors shall not be less than 8 nor more than 20, with the number of directors to be fixed from time to time by or in the manner provided in the by-laws. Halliburton’s by-laws provide that the number of directors shall be fixed by resolution of the board of directors or by the stockholders at the annual meeting, and that in the event of a vacancy or newly created directorship, the remaining directors have the sole power to fill any such vacancies.
Limitation of Stockholder Actions
Any Halliburton stockholder wishing to submit a nomination to the Halliburton Board must follow certain procedures contained in Halliburton’s by-laws. In addition, Halliburton’s by-laws require written application by a holder of at least 10% of the outstanding Halliburton voting stock or two or more holders owning in the aggregate at least 25% of the outstanding Halliburton voting stock to call a special meeting of the Halliburton stockholders. Generally, a notice of a stockholder proposal or nomination of a director candidate is timely if it is received not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting. Halliburton’s by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting to the extent they do not comply with the requirements in these advance notice procedures.
Authorized but Unissued Shares
Halliburton’s certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of Halliburton’s common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Halliburton by means of a proxy contest, tender offer, merger or otherwise.
Amendments to Halliburton’s By-laws
Halliburton’s by-laws may be amended or repealed or new by-laws may be adopted (i) by the affirmative vote of the majority of the Halliburton Board or (ii) at any annual or special meeting of the stockholders where a quorum is present by the affirmative vote of the majority of the stockholders entitled to vote at such meeting.
Limitation of Director Liability and Indemnification Arrangements
Halliburton’s by-laws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, the DGCL, which empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
As permitted by the DGCL, Halliburton’s certificate of incorporation contains a provision eliminating the personal liability of Halliburton’s directors to Halliburton or Halliburton’s stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. Halliburton’s limitation of liability and indemnification provisions may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors or officers, even though such an action, if successful, might otherwise benefit Halliburton and stockholders of Halliburton.
Transfer Agent and Registrar
The transfer agent and registrar for Halliburton common stock is Computershare Shareowner Services LLC.